

May 15, 2017

Michelle Campbell
Assistant Secretary
Brookfield Canada Office Properties
Brookfield Place
181 Bay Street, Suite 330
Toronto, Ontario M5J 2T3

Re: Brookfield Canada Office Properties
**   Schedule 13E-3**
**   File No. 005-87275**
**   Filed May 8, 2017, by Brookfield Canada Office Properties, et al.**

Dear Ms. Campbell:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments ask for additional information so we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If a belief is held that any of our comments do not apply under the current facts and circumstances or an amendment is appropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13E-3

1. The last sentence of the introduction disclaims responsibility for each filing person for the information supplied by other filing persons. These statements are inconsistent with the required attestation that appears at the outset of the signature pages, and otherwise operate as an implied disclaimer for the entire filing except for the discrete portion of the disclosure provided by each filing person. Please revise.

<u>Effects of the Completed Transaction and Benefits to BPY Filing Persons</u>

2. Revise to indicate explicitly, if true, that BPY and its subsidiaries and affiliated control persons will become the direct beneficiaries of the cost savings associated with BOX's no longer having to comply with the federal securities laws. Quantify this benefit to the extent practicable, and disclose the estimated future savings that are directly attributable to bypassing these compliance costs. Please indicate that these savings will be realized on an annual, recurring basis. Refer to Item 7 and corresponding Item 1013 of Regulation M-A.

Recommendation of the Board

3. Please revise to state, if true, that the Board has produced the fairness determination on behalf of Box. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply to the subject company of the subject transaction as distinguished from the Board. The term "subject company" is defined in Item 1000(f) of Regulation M-A.

4. Please revise to indicate, if true, that specific going concern and net book values were not calculated or considered by the Board in making its fairness determination on behalf of the subject company. Refer to Instruction 2(iii) and (iv) of Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981).

5. Revise to affirmatively state, if true, that neither BOX nor the other filing persons retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction. Refer to Item 8 of Schedule 13E-3 and corresponding Item 1014(d) of Regulation M-A, as well as General Instruction E to Schedule 13E-3, the existence of which requires disclosure of negative responses.

Summary of Valuation and Fairness Opinion

6. Please describe the method of selecting Greenhill as financial advisor to the Special Committee of the Board of Trustees. See Item 9 of Schedule 13E-3 and corresponding Item 1015(b)(3) of Regulation M-A.

We remind you that each of the filing persons and their respective managements are responsible for the accuracy and adequacy of the disclosures within the filings each has made notwithstanding any review, comments, action or absence of action by the staff.

You may contact the undersigned at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Mile T. Kurta, Esq.
Torys LLP